VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

January 17, 2018

Attention:  Mr. David Manion and Ms. Alison White

Re:    Registration Statement on Form N-14 of the Franklin Real Estate Securities Trust (the “Registrant”)

         File No. 333-222129

Dear Mr. Manion and Ms. White:

            On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Mr. Manion on January 3, 2018 and Ms. White on January 9, 2018 to Kenneth L. Greenberg, Esq. and Claire Olivar, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Franklin Global Real Estate Fund, a series of Franklin Global Trust, with and into the Franklin Real Estate Securities Fund, a series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2017 pursuant to Rule 488 under the Securities Act of 1933 (the “Securities Act”).

            Below the Registrant has provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made in a post-effective amendment to the Registration Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

A.  Accounting Comments

1.         Text:  The expense examples on page 16 in the section titled “Comparison of Some Important Features of the Funds – What are the fees and expenses of each Fund and what might they be after the Transaction? – Annual Operating Expense Table for Class A, Class C, Class R6 and Advisor Class Shares of the Funds and Projected Expenses After the Transaction – Example.”

Comment:  Confirm that the expense example for Franklin Global Real Estate Fund – Advisor Class reflects correct amounts for 1, 3, 5 and 10 year periods.

            Response:  The Registrant confirms that the expense example for Franklin Global Real Estate Fund - Advisor Class reflects the correct amounts for the periods indicated.

2.         Text:  The capitalization table on pages 24-25 in the section titled “Information about the Transaction – What are the capitalizations of the Funds and what might the Real Estate Securities Fund’s capitalization be after the Transaction?”

            Comment:  Add a footnote explaining that the pro forma numbers of shares outstanding include adjustments related to the issuance of shares resulting from the Transaction.

Response:  Revised as requested.

3.         Text:  Page 30, the paragraph in the section titled “Federal Income Tax Consequences of the Transaction – Repositioning of the Global Real Estate Fund’s Portfolio Assets.”

            Comment:  Include a description of the portfolio securities that will be sold in connection with the Transaction, including an approximation of the percentage of securities to be sold, such securities’ value and any capital gains or losses to be realized in the sale.  The estimate can be as of the capitalization date (i.e., October 31, 2017) indicated in the N-14.

Response:  The Registrant has revised the disclosure as follows:

Repositioning of the Global Real Estate Fund’s Portfolio Assets.  The Investment Manager currently estimates that a significant portion of the Global Real Estate Fund’s portfolio assets (approximately 47%, based on portfolio assets as of October 31, 2017, and valued at approximately $68 million) may be sold in connection with the Transaction as distinct from normal portfolio turnover, in order to comply with the Real Estate Securities Fund’s investment policies.  Such sales would consist primarily of the Global Real Estate Fund’s holdings of issuers not domiciled in the United States.  Such repositioning of the Global Real Estate Fund’s portfolio assets may occur before or after the closing of the Transaction.  These sales may result in the realization of capital gains, which to the extent not offset by available capital loss carryovers, would be distributed to shareholders.  The Investment Manager expects that the Real Estate Securities Fund will retain, after the Transaction, a majority of the current U.S. portfolio holdings of the Global Real Estate Fund.  Taking into account the Global Real Estate Fund’s net unrealized appreciation in portfolio assets on a tax basis at October 31, 2017 of $30.8 million ($1.90 per share; 21.12% of NAV) and the capital loss carryovers available as of such date to offset any capital gains realized by Global Real Estate Fund, it is not anticipated that sales of a portion of the portfolio assets prior to the closing of the Transaction should result in any material amounts of capital gains to be distributed to shareholders. Please note that if the sale of such portfolio assets were to occur after the closing of the Transaction, the ability of the combined Real Estate Securities Fund to fully use the Global Real Estate Fund’s capital loss carryovers as of the closing to offset the resulting capital gains might be limited as described below with the result that shareholders of the Real Estate Securities Fund may receive a greater amount of capital gain distributions than they would have had if the Transaction had not occurred.  Transaction costs also may be incurred due to the repositioning of the portfolio.  Management believes that these portfolio transaction costs will be immaterial in amount (i.e., less than 0.01% (1 basis point) of annual fund operating expenses).

4.         Text:    Financial highlights in Exhibit B.

Comment:  Please incorporate the semiannual numbers for the period ended October 31, 2017 for Franklin Real Estate Securities Fund in the placeholders provided in the table.

Response:  Revised as requested.

5.         Text:  The section in the Statement of Additional Information titled “Pro Forma Financial Information – Narrative Description of the Pro Forma Effects of the Reorganization.”

Comment:  Please include a note discussing the valuation of portfolio securities.

Response:  The following has been added to the Statement of Additional Information:

VALUATION OF PORTFOLIO SECURITIES

Since the Funds may invest in securities that are restricted, unlisted, traded infrequently, thinly traded, or relatively illiquid, there is the possibility of a differential between the last available market prices for one or more of those securities and the latest indications of market values for those securities. Each Fund has procedures, approved by the board of trustees, to determine the fair value of individual securities and other assets for which market prices are not readily available (such as certain restricted or unlisted securities and private placements) or which may not be reliably priced (such as in the case of trade suspensions or halts, price movement limits set by certain foreign markets, and thinly traded or illiquid securities). Some methods for valuing these securities may include: fundamental analysis (earnings multiple, etc.), matrix pricing, discounts from market prices of similar securities, or discounts applied due to the nature and duration of restrictions on the disposition of the securities.  Each Fund’s board of trustees oversees the application of fair value pricing procedures. The application of fair value pricing procedures represents a good faith determination based upon specifically applied procedures. There can be no assurance that a Fund could obtain the fair value assigned to a security if it were able to sell the security at approximately the time at which a Fund determines its NAV per share.

Each Fund generally determines the value of a foreign security as of the close of trading on the foreign stock exchange on which the security is primarily traded, or as of 1 p.m. Pacific time. The value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect at 1 p.m. Pacific time on the day that the value of the foreign security is determined. If no sale is reported at that time, the foreign security will be valued within the range of the most recent quoted bid and ask prices. Occasionally events (such as repatriation limits or restrictions) may impact the availability or reliability of foreign exchange rates used to convert the U.S. dollar equivalent value. If such an event occurs, the foreign exchange rate will be valued at fair value using procedures established and approved by the board of trustees.

6.         Text:  The section in the Statement of Additional Information titled “Pro Forma Financial Information – Narrative Description of the Pro Forma Effects of the Reorganization.”

            Comment:  Please include a note discussing the changes to portfolio securities that will occur as a result of the reorganization of the Target Fund into the Acquiring Fund. The discussion should give readers an understanding of what securities will be sold, as well as an approximation of the percentage of securities to be sold, such securities’ value, and any capital gains or losses to be realized in the sale.  The estimate can be as of the capitalization date (i.e., October 31, 2017) indicated in the N-14.

Response: Revised as requested – see response to Accounting Comment #3 above.

B.        Disclosure Comments

1.         Text:  On page 4, the first sentence of the second paragraph in the section titled “Summary – How will the Transaction affect me? – Investment Goal, Strategies, Policies and Risks” states:

            Both Funds may also invest in issuers engaged in businesses whose products and services are related to the real estate sector or industry.

Comment: Include examples of what is meant by products and services related to the real estate sector or industry.

Response:  The Registrant has revised the disclosure as follows:

            Both Funds may also invest in issuers engaged in businesses whose products and services are related to the real estate sector or industry.  These include manufacturers and distributors of building supplies; financial institutions that issue or service mortgages, such as savings and loan associations or mortgage bankers; and companies whose principal business is unrelated to the real estate industry but which have significant real estate holdings (at least 50% of their assets).

2.         Text:  On page 4, the last sentence of the third paragraph in the section titled “Summary – How will the Transaction affect me? – Investment Goal, Strategies, Policies and Risks” states:

            Additionally, a significant portion (approximately 52% as of October 31, 2017) of the Global Real Estate Fund’s portfolio is comprised of securities of companies domiciled in the United States.

            Comment:  For comparison purposes, also disclose in this section the percentage of the Real Estate Securities Fund’s portfolio that is comprised of securities of companies domiciled in the United States.

            Response:  The disclosure has been revised as follows:

            Additionally, a significant portion (approximately 52% as of October 31, 2017) of the Global Real Estate Fund’s portfolio is comprised of securities of companies domiciled in the United States, while 100% of the Real Estate Securities Fund’s portfolio is comprised of companies domiciled in the United States as of October 31, 2017.

3.         Text:  On page 4, the fourth paragraph in the section titled “Summary – How will the Transaction affect me? – Investment Goal, Strategies, Policies and Risks” states:

            Both Funds’ investment manager applies a “bottom-up” security selection process that incorporates macro-level views in the evaluation process.

            Comment:  Please rewrite this section in plain English.

Response:  For purposes of the pending reorganization, it is important that the Principal Investment Strategies disclosure mirror that of the existing disclosure in the Funds’ statutory prospectus.  Accordingly, the Registrant declines to change this disclosure at this time.

4.         Text:  On page 6, the section titled “Summary – How will the Transaction affect me? – Costs of the Transaction”, the fourth sentence and fifth sentence state:

            However, in light of the current expense waivers, FT Institutional or an affiliate will ultimately pay the Global Real Estate Fund’s portion of the Transaction expenses. The Board of the Trust and Fund management believe that a partial allocation of Transaction expenses to each Fund is appropriate because the Transaction is expected to be beneficial to each Fund and its shareholders.

            Comment:  Because only the Real Estate Securities Fund will be paying its portion of the Transaction expenses, disclose the benefit of the Transaction to the Real Estate Securities Fund.

            Response:  The Registrant has added the following information:

            Although the Real Estate Securities Fund will be bearing its portion of Transaction expenses, the Board believes that the Transaction is beneficial to the Real Estate Securities Fund and its shareholders because the Fund will be receiving portfolio securities that it would otherwise acquire for its portfolio from the Global Real Estate Fund without incurring transaction costs.

5.         Text:  On page 9, the first sentence of the second paragraph in the section titled “Comparisons of Some of the Important Features of the Funds – Are there any significant differences between the investment goals, strategies and policies of the Funds? – Similar Principal Investment Strategies” states:

            Both Funds may also invest in issuers engaged in businesses whose products and services are related to the real estate sector or industry.

            Comment:  Include examples of what is meant by products and services related to the real estate sector or industry.

Response:  Revised as requested – see response to Disclosure Comment #1 above.

6.         Text:  On page 9, the last sentence of the second paragraph in the section titled “Comparisons of Some of the Important Features of the Funds – Are there any significant differences between the investment goals, strategies and policies of the Funds? – Similar Principal Investment Strategies” states:

            In addition, the Real Estate Securities Fund may invest up to 20% of its net assets in debt securities of issuers engaged in businesses whose products and services are closely related to the real estate industry.

            Comment:  Please clarify if the “products and services closely related to the real estate industry” are the same as those discussed earlier in the same paragraph.

Response:  Revised as requested.

7.         Text:  On page 10, the second sentence of the first paragraph states:

            The Investment Manager’s portfolio construction process for both Funds combines: bottom-up analysis of individual stock and real estate market fundamentals; and top-down macro overlays to provide country (for the Global Real Estate Fund) and/or regional, property type, and company size perspectives in identifying international (for the Global Real Estate Fund) and/or local cyclical and thematic trends that highlight investment opportunities.

            Comment:  Please clarify what the top-down macro overlays are for Real Estate Securities Fund.

Response:  For purposes of the pending reorganization, it is important that the Principal Investment Strategies disclosure mirror that of the existing disclosure in the Funds’ statutory prospectus.  Accordingly, the Registrant declines to change this disclosure at this time.

8.         Text:  On page 13, in the first paragraph of the section titled “Comparisons of Some of the Important Features of the Funds – What are the fees and expenses of each Fund and what might they be after the Transaction?”

            Comment:  Please reconcile the November 1, 2016 Transaction completion date used for the pro forma fees and expenses with the November 1, 2017 date used in footnote 3 to the pro forma fees and expenses tables on page 16.

            Response:  Both dates now state November 1, 2016.

9.         Text:  On page 28, in the section titled “Comparisons of Investment Goals, Strategies, Policies and Risks – What are the principal investment risks associated with investments in the Funds? – Additional Principal Investment Risks to which the Global Real Estate Fund is Subject:.”

            Comment:  Confirm there are no risks unique to the Real Estate Securities Fund to be disclosed in this section.

Response:  The Registrant confirms there are no risks unique to the Real Estate Securities Fund to be disclosed.

10.       Text:  On page 32, the section titled “Information about the Funds.”

            Comment:  Consider including information about the Funds’ websites, if any, in this section.

Response:  Revised as requested.

*          *          *

            The Registrant believes it has fully responded to each comment.  If you would like to discuss any of the comments, please feel free to reach out to Ken Greenberg directly at (215) 564-8149 or in his absence, Claire Olivar at (215) 564-8681.

                                                                                    Sincerely,

                                                                                    /s/ Karen L. Skidmore, Esq.

Vice President and Secretary

Franklin Real Estate Securities Trust

cc: Julie Patel